FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of  December


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information


                                2 December 2003

                      BG Group sells Tangguh LNG interest


BG Group today announced that it signed a Sale and Purchase Agreement (SPA) on 1st December 2003 for the sale of its 50% interest in the Muturi Production Sharing Contract (PSC) in West Papua, Indonesia. The purchaser is Mitsui Indonesia Gas B.V., a wholly owned subsidiary of Mitsui & Co., Ltd. The sale consideration is US$236 million in cash.


BG's interest in the Muturi PSC provides it with a 10.73% interest in the Tangguh LNG project, based on independently certified proved reserves.


The effective date of the transaction is 1st January 2003. As of today's announcement, the book value of BG's investment in the Muturi PSC is US$103 million. The asset has not yet commenced production, and has therefore not contributed to BG's profits.


BG Executive Vice President and Managing Director, Eastern Hemisphere, Dave Roberts today said: "With this sale, we have realised the full value of our stake in Tangguh for our shareholders. Tangguh is a good project for the remaining owners, but our scope for influencing the technical and commercial development - core strengths of BG - has always been limited. The proceeds of the sale will be used in the organic growth of our existing businesses and in exploring new opportunities which match our core skills."


Completion of the transaction is conditional on Indonesian governmental approvals and the waiver of pre-emption rights by the other Muturi PSC participants. The transaction is expected to be completed by the first quarter of 2004.


50% of the consideration is payable on completion, and 50% is payable on Project Sanction or in December 2004, whichever is earlier.


Other than BG, the current participants in the PSC are CNOOC Muturi Limited with 44%, BP Muturi Holdings B.V. with 1%, and Indonesia Natural Gas Resources Muturi Inc (LNG Japan) with 5%.

                                    - ENDS -

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2002.


Enquiries

Media                         Petrina Fahey                  +44(0) 118 929 3110

Out of hours media pager                                     +44(0) 769 330 9543

Investor Relations            Chris Lloyd/Brian MCleery/

                              Helen Parris                   +44(0) 118 929 3025

Web                           www.bg-group.com


Notes to Editors

Muturi and Tangguh


BG Group has a 50% operated interest in the Muturi PSC in West Papua, 3,000 km east of Jakarta which, following the final statutory relinquishment submitted in August 2002, covers an area of 1,346 sq km. The onshore northern part of the Muturi PSC contains the Mogoi Deep gas discovery, which was drilled by BG in 1996 and which tested gas at a cumulative flow rate of 40 mmscfd. The giant Vorwata gas field, discovered in 1997, straddles the boundary of the offshore southern part of the Muturi PSC and the adjacent BP operated Berau PSC.


In July 1997, BG and ARCO (now BP) agreed to collaborate on the supply of gas to the proposed Tangguh LNG project. In October 1997, the Vorwata-4 well flowed gas at a tubing-limited rate of 36 mmscfd. This was followed by four further gas discoveries, drilled by BG and announced in May 1998, which proved the extension of the Vorwata field into the Muturi PSC. Following independent reserves assessment carried out by consultants DeGolyer and MacNaughton in August 1998, proved and probable gas reserves in the Wiriagar, Berau and Muturi PSCs were certified at 18.3 tcf.


The reserves from the Wiriagar, Berau and Muturi PSCs are sufficient to support three trains each of 3 to 3.5 mtpa of LNG for 25 years. This will enable the Tangguh project to sell LNG to both the traditional Asia Pacific markets in Japan, Korea and Taiwan, as well as emerging markets in the region such as China and the Philippines.


In September 2002, the Tangguh partners announced the sale of 2.6 mtpa of LNG under a 25-year contract to the proposed Fujian importation terminal in China. On 19 December 2002, BG and its partners in the Tangguh LNG project signed the Tangguh Joint Venture Agreement (TJVA). The TJVA is subject to Government of Indonesia endorsement, but provides for the unitisation of the Muturi, Berau and Wiriagar PSCs and defines how the partners will work together further to develop and manage Tangguh. Under the TJVA, BG has a 10.73% interest in the project, with the opportunity to increase this equity interest if reserves in the area around the Mogoi Deep discovery are independently certified by 2006.


In March 2003, a consortium of Kellogg, Brown and Root, JGC Corporation and PT Pertafenikki Engineering (KJP) were notified that its submission was the winning bid in the tender process for the EPC contract for the Tangguh LNG facilities. The consortium submitted a commercial bid worth approximately $1.4 billion.


In August 2003, Tangguh signed Heads of Agreements with SK and POSCO for the sale of up to 1.35mtpa of LNG into Korea. The marketing of the remainder of Tangguh's capacity continues and first production is scheduled to begin in 2007.


BG Group


BG Group plc, an integrated gas major, works across the spectrum of the gas chain. Active on five continents in some 20 countries, BG operates four business segments - Exploration & Production, LNG, Transmission & Distribution and Power.


BG is a significant holder of hydrocarbon reserves on the UK Continental Shelf, where it operates the Blake, Armada and Easington Catchment Area fields. Internationally, BG's operational strategy is to develop gas markets and construct infrastructure in tandem with its exploration interests. BG's core areas are in the UK, Egypt, Kazakhstan, South America and Trinidad & Tobago.

PR 10972



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 December 2003                               By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary